Peter J. Ekberg
pekberg@faegre.com
612.766.8505
August 3, 2007
BY EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
Attention: Michael Moran, Accounting Branch Chief

Re:	ValueVision Media, Inc.
Form 10-K for the fiscal year ended February 3, 2007
Filed April 17, 2007
File No. 000-20243
Dear Mr. Moran:
     On behalf of ValueVision Media, Inc., a Minnesota corporation (the “Company”), we hereby respond to the Staff’s comment letter dated July 24, 2007. The comments from your letter have been reproduced here in italics and the Company’s responses are detailed under those comments.
Item 6 — Selected Financial Date, page 22
1.	We note you refer to net sales less cost of sales, exclusive of depreciation and amortization as a non-GAAP measure. A non-GAAP measure should be presented in a manner that does not give it greater authority or prominence than conventionally computed measurements reported in the GAAP financial statements. To avoid undue reliance please revise so the non-GAAP measure is located within an “other data” section in selected financial data. We also note your presentation in Management’s Discussion and Analysis on page 34 and in the tabular chart on page 38. Please revise to include within Management’s Discussion and Analysis a discussion of gross profit with equal or greater prominence than net sales less cost of sales, exclusive of depreciation and amortization and also revise the chart as appropriate on page 38. See Regulation S-K Item 10(e)(1)(i)(A).

Securities and Exhchange Commission
Division of Corporation Finance
August 3, 2007

Response:	The comments regarding our non-GAAP measure “net sales less cost of sales, exclusive of depreciation and amortization” have been noted. Please note that the non-GAAP term “net sales less cost of sales, exclusive of depreciation and amortization” is what the Company internally defines and has historically measured as its merchandise net sales gross profit on its television and Internet businesses. Management does not utilize the GAAP term Gross Profit nor does it appear on the face of the Company’s statement of operations. Accordingly, we propose that in future filings the Company will (1) include in our Management Discussion and Analysis a discussion of Cost of Sales, exclusive of depreciation and amortization, along with our discussion of Net Sales instead of our current discussion of net sales less cost of sales, exclusive of depreciation and amortization and (2) remove the non-GAAP terms from the charts on pages 22 and 38.
2.	Generally a company may not present a non-GAAP performance measure that removes an expense from net income by identifying that expense as nonrecurring, infrequent, or unusual if it is reasonably likely that the expense will recur within two years. In future filings please refrain from presenting EBITDA, before non-cash stock option expense or tell us how your presentation of the non-GAAP measure meets the requirements of the current accounting literature which includes Regulation S-K Item 10(e)(1) and SAB 107 Topic G.
Response:	The comment has been noted. The Company defines EBITDA as net income (loss) from continuing operations excluding non-cash depreciation and amortization expense, interest income (expense), income taxes and other non-recurring, infrequent, or unusual items that have not occurred or will most likely not reoccur within two years. The Company also reconciles and presents defined EBITDA, before non-cash stock option expense. The Company’s executive management and the Company’s investors and financial analysts use EBITDA, before non-cash stock option expense, predominantly to assess the operating performance of the Company’s core television and Internet businesses and as a key operational measure in its budgeting and decision-making processes. Stock option expense is a non-cash expense for the Company similar to depreciation and amortization, which is typically excluded from EBITDA, and is viewed solely as a form of non-cash compensation for its employees. Management and the Company’s board of directors exclude stock option expense when evaluating the operating performance measures of the Company and of management. Additionally, the board of directors excludes the impact of stock option expense when it conducts its regular

Securities and Exhchange Commission
Division of Corporation Finance
August 3, 2007

quarterly review of profit (loss) as compared to the Company’s planned profit (loss) for the current fiscal year and as compared to prior year’s operating results. Furthermore, in evaluating the performance of senior management and departmental managers, non-cash charges related to stock option expense are always excluded from operating expenditures and profitability results. As a result, when senior management and the board evaluate the performance of the Company’s core business operations in a period in which the Company recognizes stock option expense, they evaluate those businesses without regard to this non-cash expense item.
The current methods to value and expense stock-based compensation are based on several assumptions such as a risk-free interest rate, the volatility and price of the Company’s underlying stock and the expected term of options granted, some of which are beyond the control of management. The exclusion of stock option expense from EBITDA allows management to perform analytical period comparisons and to view operating trends that they can affect and have an actual impact on. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of stock option award types that companies can use when valuing equity-based awards under SFAS No. 123R, showing EBITDA before stock option expense allows investors and financial analysts to make a more meaningful comparison between our core business operating results over different periods of time with those of other similar companies. A majority of the Company’s independent financial analysts have also indicated that their preference is to view EBITDA results excluding the impact of non-cash stock option expense in order to adequately assess the “core” performance of the Company.
With respect to Regulation S-K Item 10(e)(1), we feel that the non-GAAP term EBITDA, before non-cash stock option expense, is not presented with equal or greater prominence than its most directly comparable GAAP financial measure, net income (loss) and is disclosed and referenced in the “Other Data” section of Item 6, Selected Financial Data. The non-GAAP financial measure is reconciled by schedule on page 23 to net income (loss), its closest GAAP financial measure and in our definition of EBITDA, we state the reasons why management believes that presentation of EBITDA, before stock option expense, is useful for investors which the Company will expand upon in future filings (see below). Although one could say the stock option expense is a recurring expense, similar to depreciation and amortization, which is also excluded from EBITDA,

Securities and Exhchange Commission
Division of Corporation Finance
August 3, 2007

reference is made to SAB 107 Topic G (Interpretive Response to Question 2), which states that the Staff “believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors”. Given management’s internal use of EBITDA, before stock option expense, we believe that presenting such a measure to investors provides relevant information and enables investors and the Company’s financial analysts to assess the operating performance of the Company the same way management does.
The Company does not believe that investors are misled by the exclusion of stock option expense from its EBITDA definition since EBITDA with and without stock option expense are both disclosed in our EBITA reconciliation to GAAP net income (loss) for each period presented. We also feel that investors are able to decide for themselves how much weight to place on the non-GAAP financial term EBITDA, before non-cash stock option expense.
The Company will provide in future filings additional disclosure to its EBITDA definition as follows:
“Management has excluded non-cash stock option expense from its EBITDA presentation in order to adequately assess the operating performance of the company’s “core” television and Internet businesses and in order to maintain comparability to its analyst’s coverage and financial guidance. Management believes that excluding non-cash stock option expense from EBITDA allows investors to make a more meaningful comparison between our core business operating results over different periods of time with those of other similar small-cap, higher growth companies. In addition, management uses EBITDA, before stock option expense, as a metric measure to evaluate operating performance under its management and executive incentive compensation programs. EBITDA, before non-cash stock option expense should not be construed as an alternative to operating income (loss) or to cash flows from operating activities as determined in accordance with GAAP and should not be construed as a measure of liquidity. EBITDA, before non-cash stock option expense, may not be comparable to similarly entitled measures reported by other companies.”

Securities and Exhchange Commission
Division of Corporation Finance
August 3, 2007

Item 7. Management’s Discussion and Analysis
Liquidity and Capital Resources, page 39
3.	Please describe how cash flows from discontinued operations are reflected in the cash flows statements, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, when discontinued operations are reflected in the current fiscal year, describe how you expect the absence of cash flow, or absence of negative cash flows, related to the discontinued operations to impact the company’s future liquidity and capital resources.
Response:	The comment has been noted. The Company reflected cash flows from its discontinued FanBuzz operations on a consolidated basis within its cash flow statements for fiscal years 2005 and 2004 and in accordance with Statement of Financial Accounting Standards (“SFAS”) No 95, paragraph 26, and footnote 10. Total cash flows from the Company’s discontinued operations were not considered material during the reported fiscal periods and therefore were not separately identified and disclosed in the Liquidity and Capital Resources discussion and analysis. In addition, there were no discontinued operations reported in the current fiscal year (fiscal 2006). Therefore when comparing the cash flows reflected in the current fiscal year, the Company’s future liquidity and capital resources will not be impacted by discontinued operations at all.
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 45
4.	In the future please have your auditors include the city and state from which the audit report was issued. See Rule 2-02 of Regulation S-X.
Response:	The comment has been noted and the Company will ensure that our auditors will include the city and state from which the audit report was issued in its future filings.
Exhibit 99.2, page 86
5.	Please tell us when you anticipate filing the audited financial statements for RLM as of March 31, 2007 and for the year ended March 31, 2007.

Securities and Exhchange Commission
Division of Corporation Finance
August 3, 2007

Response:	The Company intends to file the RLM audited financial statements as soon as practical after receiving them from RLM. The Company understands that the audit of RLM as of March 31, 2007 and for the year ended March 31, 2007 is currently in process.
     We have attached the acknowledgement of the Company as requested in the Staff’s comment letter.
     We trust that this letter responds adequately to the Staff’s concerns. If you have any further comments or questions, please don’t hesitate to contact Nathan E. Fagre, the Senior Vice President and General Counsel of the Company, at (952) 943-6117 or me at (612) 766-8505 or toll free at (800) 328-4393. Thank you for your time and consideration.

Sincerely,
/s/Peter J. Ekberg
Peter J. Ekberg

Attachment

cc:	Nathan E. Fagre, Sr. Vice President and General Counsel, ValueVision Media, Inc. Frank Elsenbast, Sr. Vice President and Chief Financial Officer, ValueVision Media, Inc.

Supplemental Statement of ValueVision Media, Inc.
August 3, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549

Re:	ValueVision Media, Inc.
Form 10-K for the fiscal year ended February 3, 2007
Filed April 17, 2007
File No. 000-20243
Dear Mr. Moran:
     This supplemental statement is delivered to you pursuant to the request contained in the Staff’s comment letter dated July 24, 2007 to ValueVision Media, Inc. (the “Company”) regarding the above-referenced filing (as may be amended, the “Filing”). The Company hereby acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ValueVision Media, Inc.
/s/ Nathan E. Fagre
Nathan E. Fagre
Senior Vice President and General Counsel